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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                          For the month of March 1999



                          PEAK INTERNATIONAL LIMITED
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             Units 3, 4, 5 and 7,  37th Floor, Wharf Cable Tower,
                 9 Hoi Shing Road,  Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                      Form 20-F  [X]      Form 40-F  [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [X]      No  [_]
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          On March 23, 1998, Peak International Limited, a Bermuda corporation,
(Peak), announced that following several months of strategic review, it has determined not to actively pursue any strategic alternatives. Rather, Peak will focus on managing its existing business. To that effect, Peak has commenced an immediate search for an experienced, highly-regarded professional to serve as President and CEO. Additionally, Peak announced that it has hired Mr. Wayne Moore as Senior Vice President of U.S. Operations, and has promoted a Production Operations Manager with six years of experience to serve as Deputy General Manager, replacing Mr. M.S. Khoo, who has been suspended pending an investigation of mismanagement in connection with the construction of a new plant in China. Peak also announced it is searching for independent Directors with international experience to replace Messrs. Peter Hon Ying Ng, Robin Nicholson and Kong Chi Wong, who have stepped down.

          Peak's Chairman of the Board stated that Peak will continue to in its efforts to create value for its shareholders. Additionally, he confirmed that business in the fourth quarter is continuing at a strong pace without interruption.

          Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of Peak at the time Peak made the statements with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

          Peak files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated November 18, 1998, issued by Peak, publicly announcing the activities reported therein.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PEAK INTERNATIONAL LIMITED

Date:  March 28,1999              By: /s/ Jerry Mo
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                                     Jerry Mo
                                     Chief Financial Officer

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